September 7, 2011

Ms. Sharon Blume, Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F St. NE
Washington, D.C. 20549

Re:           MB Financial, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 8, 2011
Form 10-Q for period ended March 31, 2011
Filed May 3, 2011
Form 10-Q for the period ended June30, 2011
Filed August 1, 2011
File No. 0-24566-01

Dear Ms. Blume:

This letter is in response to your letter dated August 16, 2011 with respect to the above-referenced Form 10-K and 10-Q filings of MB Financial, Inc. (the “Company”).  Your comments are repeated verbatim below in boldface type for your convenience, and our response is presented below the comment.

Form 10-K

Selected Financial Information, page 31

1.
Please refer to your response to comment 2 of our June 6, 2011 letter.  Revise your future filings to change the name of your non-GAAP measure to more accurately reflect its content.  In this regard, the use of the word “core” implies you are referring to your most central or essential operations and results.  Removal of the provision from net income to arrive at “core” earnings implies that credit losses are not an inherent part of your core operations.  Thus, we believe it would be appropriate to use a more descriptive title to describe the non-GAAP measure, perhaps eliminating the use of the word “core” in its entirety in the title.

Response:

In future filings, we will remove the word “core” from the description of net income, excluding provision for loan losses and taxes.  We will refer to this metric as “pre-tax, pre-provision operating earnings” or use a substantially similar reference.

Allowance for Loan Losses, page 54

2.
Please refer to your response to comment 3 of our June 6, 2011 letter.  You state that your model currently uses loan risk rating migrations for ten years.  Recent changes in your local economic and business conditions or other qualitative factors could suggest a shorter period of analysis to better reflect current conditions.  Please tell us what consideration you gave to using a shorter period of analysis.

Response:

For commercial, construction, commercial real estate and lease loans, the first step in computing the general loss reserve portion of the allowance for loan and lease losses (ALLL) is to compute estimated loan default probabilities (Estimated Default Factors, EDFs) throughout a complete economic cycle.  We compute our EDFs by loan type using ten years of historical risk rating migration data.  EDFs are then adjusted upward or downward using macroeconomic factors (which are multipliers applied to the EDFs) to account for current local conditions and the current point in the economic cycle.  To compute our macroeconomic factors, we use economic data that have been shown to be statistically reliable predictors of future charge-offs based on multiple regression analyses.  Specifically, we use the following macroeconomic indicators:

For commercial and industrial loans and lease loans:  Fed funds rate, annual percent change in the S&P 500, annual percent change in unemployment.

For commercial real estate loans and construction loans:  two previous years’ Cook County commercial real estate net charge-off rate, annual percent change in unemployment, Chicago area commercial real estate capitalization rate (overall).

Macroeconomic factors are computed annually, and reviewed quarterly to determine if, in our judgment, any adjustments are warranted.  For example, we increased our macroeconomic reserves (above the computed portion) by $11 million during 2010 as economic conditions deteriorated from the beginning of the year.  As of December 31, 2010, the macroeconomic portion of our general loss reserve totaled $40 million or approximately 32% of our general loss reserve.

Additionally, computed EDFs are based on the number of historical risk-rating migrations in our loan portfolio.  As a result, our EDF computations are more heavily influenced by recent years’ activity as our loan portfolios have grown substantially over the last ten years.  For example, the past three years account for 40% of migration data points in our commercial real estate and construction real estate portfolios.

We analyzed and considered using a shorter period in computing EDFs; however, we concluded that our macroeconomic factor adjustments and the weighting of migration data toward recent years sufficiently adjusted our ALLL model output to reflect recent history and local economic and business conditions.

3.
In addition to the above, please provide us the loan loss risk rating migrations for the ten year period used to develop the general loss reserve.  Explain how your model weighs each period and clarify how it captures and reflects the significant credit downgrades and losses in the most recent periods.

Response:

As noted above, for commercial, construction, commercial real estate and lease loans, the first step in computing the general loss reserve portion of the ALLL is to compute EDFs throughout a complete economic cycle.  We compute our EDFs by loan type using ten years of historical risk rating migration data.  EDFs are then adjusted upward or downward using macroeconomic factors to account for current local conditions and the current point in the economic cycle.  To compute our macroeconomic factors, we use economic data that have been shown to be statistically reliable predictors of future charge-offs based on multiple regression analyses.

Next we compute loss given default (LGD) estimates by loan type using loss data collected on historical charge-offs and recoveries.  This data incorporates recent loss experience and is adjusted, if appropriate, based on current trends in the economy and in asset valuations.  The LGD estimates used in our general loss reserve computation are consistent with recent loss experience on defaulted loans as the majority of our loss history has occurred in recent years.

For unimpaired loans in the commercial, lease, construction, commercial real estate portfolios, the following approach is used to compute the general loss reserve portion of the allowance for loan losses:  Sum of (EDFs by loan type X  macroeconomic factors  X  individual loan balances in each risk-rating category  X  LGDs by loan type)  = general loss  reserve.

The EDF migration tables below are as of December 31, 2010 and reflect our historical migration data from the initial risk rating at the beginning of the year, to the final risk rating at the end of the year.  For example in the commercial and industrial loan table below, a loan risk rated 6 at the beginning of the year has a 30% likelihood of remaining a 6, a 22% likelihood of being downgraded to 7 (“substandard”) and a 12% likelihood of default (7NA or “substandard non-accrual”).  Risk rating 1 is the best rating, while 7NA rated loans represent defaulted loans.

Commercial and Industrial Loans

				Final Risk Rating
		1	2	3	4	5	6	7	7 NA
Initial	1	94%	0%	3%	2%	0%	0%	1%	0%
Risk	2	0%	83%	16%	1%	0%	0%	0%	0%
Rating	3	0%	1%	87%	11%	1%	0%	0%	0%
	4	0%	0%	5%	86%	3%	2%	2%	2%
	5	1%	0%	0%	41%	24%	16%	13%	5%
	6	0%	0%	0%	27%	9%	30%	22%	12%
	7	0%	0%	0%	13%	3%	10%	38%	36%
	7 NA	0%	0%	0%	0%	0%	0%	0%	100%

Commercial Real Estate Loans

				Final Risk Rating
		1	2	3	4	5	6	7	7 NA
Initial	1	58%	0%	42%	0%	0%	0%	0%	0%
Risk	2	0%	68%	13%	19%	0%	0%	0%	0%
Rating	3	0%	0%	91%	8%	0%	0%	0%	1%
	4	0%	0%	5%	89%	2%	1%	1%	2%
	5	0%	0%	0%	41%	23%	11%	19%	6%
	6	0%	0%	0%	24%	8%	26%	27%	15%
	7	0%	0%	0%	19%	2%	3%	38%	38%
	7 NA	0%	0%	0%	0%	0%	0%	0%	100%

Construction Real Estate Loans

				Final Risk Rating
		1	2	3	4	5	6	7	7 NA
Initial	1	99%	0%	0%	0%	0%	0%	0%	1%
Risk	2	0%	0%	0%	99%	0%	0%	0%	1%
Rating	3	0%	0%	73%	20%	2%	2%	0%	3%
	4	0%	0%	2%	82%	5%	3%	2%	6%
	5	0%	0%	0%	18%	13%	25%	31%	13%
	6	0%	0%	0%	12%	16%	10%	37%	25%
	7	0%	0%	0%	0%	16%	0%	33%	51%
	7 NA	0%	0%	0%	0%	0%	0%	0%	100%

Lease Loans

				Final Risk Rating
		1	2	3	4	5	6	7	7 NA
Initial	1	88%	12%	0%	0%	0%	0%	0%	0%
Risk	2	2%	91%	7%	0%	0%	0%	0%	0%
Rating	3	0%	4%	89%	7%	0%	0%	0%	0%
	4	0%	0%	4%	93%	0%	1%	1%	1%
	5	0%	0%	0%	70%	0%	9%	17%	4%
	6	0%	0%	0%	39%	0%	12%	37%	12%
	7	0%	0%	0%	23%	7%	25%	11%	34%
	7 NA	0%	0%	0%	0%	0%	0%	0%	100%

The EDF migration tables above reflect ten years of historical loan risk rating migration data.  The model considers each customer migration as one data point (note that a customer risk rating that remains the same year over year is considered a migration).  As a result, the years with a greater number of loans in the portfolio (or the more recent years) are weighted more heavily than years with fewer loans.  For example, the past three years account for 40% of the migration data points in the commercial real estate and construction real estate portfolios.  As noted earlier, EDFs are also adjusted by macroeconomic factors to account for local conditions and the current point in the economic cycle.  Macroeconomic reserves represented approximately 32% of our general loss reserves as of December 31, 2010.

Please also refer to the response to the first bullet of comment number four below for additional detail on allowance by loan type compared to charge-offs.

4.	Please refer to your response to comment 5 of our June 6, 2011 letter and address the following:

•
We note the economic conditions that you set forth in your response and understand the factors that have contributed to the disruptions in markets across the company.  What remains unclear is how your methodology for determining the allowance for loan losses captured those changes on a timely basis.  Please provide us the loss factors you used to develop the allowance for loan losses by loan category in each of the quarters from January 1, 2009 through the most recent quarter along with the historical charges rates for each loan category for the same periods.  Describe for us the apparent disconnect between the two, which has apparently resulted in annual charge-offs exceeding the beginning of the year balance of the allowance for loan losses.

Response:

Below are the computations of the quarterly allowance for loan losses as a percentage of loans by type and in total and the corresponding quarterly net charge-off data for 2009 compared to beginning of the year loan balances:

Loan	12/31/08	Charge-offs	3/31/09	Charge-offs	6/30/09	Charge-offs	9/30/09	Charge-offs	Total 2009
Category	ALLL	Q1 2009	ALLL	Q2 2009	ALLL	Q3 2009	ALLL	Q4 2009	Charge-offs

C&I	2.7%	0.7%	3.3%	0.4%	3.4%	1.3%	3.1%	0.5%	2.9%
CRE	1.3%	1.0%	1.4%	0.0%	1.6%	0.1%	2.1%	0.5%	1.6%
Construction	7.4%	1.9%	9.4%	1.9%	10.2%	1.7%	10.9%	7.8%	13.3%
Lease	1.6%	0.5%	1.6%	0.2%	1.2%	0.0%	1.0%	0.1%	0.8%
Consumer	0.5%	0.2%	0.7%	0.2%	0.8%	0.2%	1.0%	0.3%	1.0%
Total	2.3%	0.9%	2.8%	0.4%	2.9%	0.6%	3.0%	1.3%	3.2%

Total 2009 charge-offs exceeded the December 31, 2008 allowance for loan losses primarily due to higher than anticipated charge-offs in the construction portfolio as a result of accelerating deterioration in the Chicago area housing market.  This deterioration resulted in more negative loan migration and defaults than anticipated, as well as reductions in appraised values causing greater impairments and charge-offs than expected on defaulted loans.

Residential real estate values continued to decline in 2009, following a significant decline in 2008, causing impairments and charge-offs on already non-performing construction loans to increase.  The average selling price of detached single family homes in Chicago fell 7% from 2008.  The average selling price of condominiums/town houses was down 16% from 2008.  The decline in real estate values along with an uncertain economy and increasing unemployment rates caused sales velocity on performing construction projects to slow considerably.  Unemployment rates in the Chicago area increased from 7.2% at the end of 2008 to 10.7% at December 31, 2009.  Unit sales for condominiums/town houses in Chicago were down 21%.  These factors, along with the very weak economy, caused a higher rate of negative loan migration than expected on construction loans.  Timely provisions were recorded as conditions worsened and the higher than expected migration occurred.   Charge-offs were recorded on a timely basis throughout the year, as losses on projects were confirmed through updated appraisals and analyses.

C&I charge-offs were approximately 2.9% for the year and were fairly consistent with the C&I ALLL ratios throughout the year.

CRE charge-offs were approximately 1.6% for the year and were fairly consistent with the CRE ALLL ratios throughout the year.

Lease loan charge-offs for the year were less than the lease loan ALLL at the beginning of the year due to less negative loan migration than anticipated.

Consumer loan ALLL ratios increased throughout the year and consumer charge-offs in 2009 were higher than anticipated, precipitated by the weak Chicago area housing market and declines in home and condominium prices (as noted earlier) and increasing unemployment rates in the Chicago area (as noted earlier).  Approximately 75% of our consumer portfolio consists of residential and home equity loans.

Below are the computations of the quarterly allowance for loan losses as a percentage of loans by type and in total and the corresponding quarterly net charge-off data for 2010 compared to beginning of the year loan balances:

Loan	12/31/09	Charge-offs	3/31/10	Charge-offs	6/30/10	Charge-offs	9/30/10	Charge-offs	Total 2010
Category	ALLL	Q1 2010	ALLL	Q2 2010	ALLL	Q3 2010	ALLL	Q4 2010	Charge-offs

C&I	2.9%	0.5%	2.8%	2.0%	2.9%	0.7%	3.2%	0.4%	3.6%
CRE	1.9%	0.5%	2.4%	0.6%	3.2%	1.0%	3.7%	1.1%	3.1%
Construction	7.2%	4.2%	10.0%	3.7%	11.4%	4.8%	8.5%	2.6%	15.4%
Lease	1.0%	0.0%	1.0%	0.1%	0.7%	0.0%	0.7%	0.0%	0.2%
Consumer	1.0%	0.2%	1.4%	0.2%	1.3%	0.4%	1.5%	0.4%	1.2%
Total	2.7%	0.7%	2.8%	1.0%	2.8%	1.0%	2.8%	0.8%	3.5%

Total charge-offs for 2010 exceeded the beginning of the year ALLL.  Charge-offs during 2010 were driven by the construction and CRE categories.  The CRE charge-offs were driven by higher than anticipated negative loan migration due to weakening cash flows on income producing properties and declining real estate values, while the construction charge-offs were primarily driven by declining real estate values.

During 2010, the commercial real estate market in the Chicago area weakened considerably.   Cash flows on income producing properties declined throughout the year due to rising vacancies and decreasing rents, causing an increase in default rates.  In addition, distressed properties entering the market put further pressure on commercial real estate prices.  Commercial real estate transactions (i.e. property sales) remained at very low levels in 2010, with only $1.62 billion of transactions in the Chicago market during 2010 for transactions under $10 million (compared to $1.63 billion in 2009, $3.50 billion in 2008 and $5.50 billion in 2007).  This low level of activity combined with additional distressed properties in the market resulted in significant and greater than expected declines in values compared to the prior year, as evidenced by increased capitalization rates in all CRE sectors.  Due to these factors, the CRE category experienced higher negative loan migration than anticipated at the beginning of the year and, as a result, higher charge-offs than expected.

Construction loan charge-offs were higher than anticipated at the beginning of the year due to very low sales velocity in the Chicago market which impacted construction project valuations due to a delay in anticipated future cash flows from unit sales.  Total gross sales of downtown Chicago condominium units ranged from 2,310 to 3,858 units per year for the five years running from 2005 to 2009.  That number dropped to 390 units in 2010.  As a result, available units in condominium projects remained high in 2010; projects that were originally started and marketed in 2007 remained 45% unsold at December 31, 2010.  No new significant construction developments were started in 2008 and 2009.  One project started in 2010; however it remained 80% unsold at year end.   Trends in the market indicated that projects were being sold at discounted prices and that the remaining unsold units were converting to rentals in the majority of the cases.  Sales prices in 2010 for detached single family homes were down 22% from 2009, while condominium home prices were down approximately 5% from the prior year.

C&I charge-offs were somewhat higher than the quarterly ALLL ratios, primarily due to a $19 million charge-off in the second quarter related to one loan where we experienced a borrower fraud.  Excluding this charge-off, the total C&I charge-off ratio would have been 2.2%.  We believe that this loan was accounted for properly as the situation developed and was charged off on a timely basis.  This loan is discussed below in the fourth bullet.

Lease loan charge-offs were lower than the lease ALLL due to less negative loan migration than anticipated, and consumer loan charge-offs were fairly consistent with the consumer ALLL throughout the year.

Below are the computations of the quarterly allowance for loan losses as a percentage of loans by type and in total and the corresponding quarterly net charge-off data for the first two quarters of 2011 compared to beginning of the year loan balances:

Loan	12/31/10	Charge-offs	3/31/11	Charge-offs
Category	ALLL	Q1 2011	ALLL	Q2 2011

C&I	2.4%	0.0%	2.3%	0.6%
CRE	4.8%	1.3%	4.8%	2.5%
Construction	7.3%	4.5%	6.2%	3.9%
Lease	0.6%	0.0%	0.6%	0.0%
Consumer	1.6%	0.6%	1.6%	1.5%
Total	2.9%	0.8%	2.8%	1.4%

Charge-offs for the first half of 2011 were higher than expected at the beginning of the year, due to our bulk loan sale that occurred on June 30, 2011.  The carrying amount of the loans sold (prior to transfer to held for sale) was approximately $282 million and the related customer unpaid principal balance was approximately $385 million.  Charge-offs related to the bulk sale totaled approximately $87 million.  The provision for loan losses required as a result of the sale was approximately $50 million or approximately $37 million less than the charge-offs due to reserves previously established on the loans sold.  Bulk loan sales often result in additional provision for loan losses as a loan buyer typically factors in a much higher rate of return during the workout period than a selling bank does.  The bulk loan sale impacted the commercial real estate, construction and consumer categories.  Excluding the loan sale, our provision for loan losses would have been approximately $11 million and charge-offs would have been approximately $6 million in the second quarter as the rate of negative loan migration slowed materially during the quarter.

•
Your response does not appear to discuss in detail what considerations management gave to reassessing the appropriateness of the allowance in previously reported periods and the kind of information management used to determine any adjustments made to quarters following those periods in which excessive charge-offs were taken (on a relative basis) and how and why additional provisions had not been made previously.  Please provide an expanded discussion in the response to this comment.

Response:

The allowance for loan losses and related provision for loan losses and other relevant credit information is reviewed in detail by management and our audit and credit risk committees each quarter.  Credit information reviewed includes loan migrations by type and risk rating, overall credit ratios, non-performing loans by type, potential problem loans by type, charge-offs by type and trends in local market conditions, including real estate valuations.  In addition, current quarter loan migrations to non-performing status are reviewed in detail to ensure the triggering event occurred during the current quarter, as opposed to prior quarters, and all large charge-offs are reviewed as well to determine the appropriateness and timeliness of the charge-offs.

We have concluded that the rapidly deteriorating market conditions in the Chicago area during 2009 and 2010 as discussed earlier, along with the very weak economy overall were the primary reasons for 2009 and 2010 charge-offs exceeding the beginning of year allowance for loan losses.  We have further concluded that our quarterly provisions for loan losses and charge-offs were appropriate and reflected on a timely basis.

•
Regarding apparent fraud related to the commercial loan that was based on the borrowing base of the borrower, please revise the future filings to discuss this matter and to discuss in detail what policies and procedures management has in place for detecting fraud on these types of loans, how they were circumvented in this case such that fraud was able to be perpetrated and whether or not those policies and procedures have been revised to prevent future fraud in this area.

Response:

In response to this fraud we added an independent group, reporting to credit management, whose sole function is to monitor borrowing bases and collateral for borrowers.  As a result, borrowing bases and collateral securing credit lines are more closely monitored by personnel independent of the sales function.  No other significant frauds have been identified after the creation of this group.

We will revise future filings, to the extent applicable, to include substantially the following disclosure:

“In 2010 we incurred losses on a commercial loan as a result of borrower fraud.  The fraud related to a borrower with a complex ownership structure, which gave the borrower the opportunity to move collateral amongst various lenders thus inflating global collateral values.  In response to this fraud, we have formed an independent group, reporting to credit management, whose sole function is to monitor borrowing bases and borrower collateral.  Borrowing bases and collateral securing credit lines are now more closely monitored by personnel independent of the sales function.  No other significant frauds have been identified since the creation of this group.”

•
For each of the five loans identified in your response to bullet point b to this comment, please provide us a more detailed schedule of the roll-forward of the deterioration of these credits and the specific allowance related to each of them.  In your response, identify the specific factors that contributed to the deterioration of the loans, when those factors arose and how they affected the allowance for related allowance for loan losses.

Response:

Per your request, we have provided additional detail below on each of the loans discussed in bullet point b of the prior response.  The information in the detail below provides more information on the activity once loans were rated substandard.  The quarterly amount of the provision and charge-offs during each quarter are detailed, as well as the related reserve at the end of each quarter.  The triggering event or reason for additional provisions is noted for each of the loans.

The following tables provide detail on the five largest charge-offs in 2010.

				Reserve Activity
Loan #1	Risk Rating	Past Due Status	Event	Provision	Charge-off	Reserve at the End of the Quarter
			Reserve prior to substandard classification.			365
Q2 2010	7 NA	Current	Borrower began experiencing global issues. Potential borrower fraud identified. Timely loan payments continued to be made. Downgraded from special mention to substandard/non-performing. Partial charge-off recorded based on the certain portion of the expected loss.	23,335	(19,000)	4,700
Q3 2010	7 NA	> 90	Additional charge-off taken. Reserve increased due collateral value uncertainty.	600	(2,800)	2,500
Q4 2010	7 NA	> 90	Additional charge-off taken. Reserve increased due collateral value uncertainty.	250	(750)	2,000
Q1 2011	7 NA	> 90	No significant changes.	-	-	2,000
Q2 2011	7 NA	> 90	Reserve decreased as collateral dispositions confirmed higher collateral values.	(1,000)	-	1,000

				Reserve Activity
Loan #2	Risk Rating	Past Due Status	Event	Provision	Charge-off	Reserve at the End of the Quarter
			Reserve prior to substandard classification.			115
Q1 2009	7	Current	Project sales essentially came to a standstill with less than one sale per month. Downgraded from pass to substandard and increased probability of default. Timely loan payments continued to be made.	1,585	-	1,700
Q2 2009	7	Current	Loan payments continued to be made on a timely basis.	100	-	1,800
Q3 2009	7 NA	60 - 89	Downgraded to non-performing and an impairment analysis performed.	4,600	-	6,400
Q4 2009	7 NA	> 90	Due to a further slowdown in sales velocity throughout 2009 (9 sales total) the sponsor implemented several price reductions throughout 2010 which still ultimately resulted in only 1 sale for all of 2010 leading to the continued rapid deterioration in the project and further reductions in appraised value through 2010 and into early 2011. Appraised value declined by approximately 50% during this period of time.	(900)	-	5,500
Q1 2010	7 NA	30- 59		4,150	(2,750)	6,900
Q2 2010	7 NA	> 90		4,700	(8,100)	3,500
Q3 2010	7 NA	> 90		(200)	-	3,300
Q4 2010	7 NA	> 90		100	(100)	3,300
Q1 2011	7 NA	> 90		1,100	(4,400)	-
Q2 2011			Loan were sold in Q2 and reflected bulk loan sale discount.	2,500	(2,500)	-

				Reserve Activity
Loan #3	Risk Rating	Past Due Status	Event	Provision	Charge-off	Reserve at the End of the Quarter
			Reserve prior to substandard classification.			260
Q3 2009	6/7	Current	Borrower began having tenant and partnership issues. Several loans in relationship downgraded to substandard. Timely loan payments continued to be made.	365		625
Q4 2009 to Q2 2010	6/7	Current	Continued to monitor loans. Concern about relationship caused us to judgementally increase the EDF for this loan. Timely loan payments continued to be made.	975		1,600
Q3 2010	7 NA	Current	Borrower began experiencing problems with tenants (i.e. collecting rents, vacancies) as well as partner disputes between the owners. Real estate values continued to drop as a result of increased vacancies. Loan downgraded to substandard/non-performing, even though borrower was current on loan payments. Impairment analysis was completed and partial charge-offs taken.	1,800	(2,200)	1,200
Q4 2010		Current	Loans were sold in Q4 2010. Further collateral deterioration prior to sale, along with bulk sale discount, resulted in additional charge-offs.	7,000	(8,200)	-

				Reserve Activity
Loan #4	Risk Rating	Past Due Status	Event	Provision	Charge-off	Reserve at the End of the Quarter
			Reserve prior to substandard classification.			475
Q1 2010	7 NA	Current	Vacancies in income producing properties resulted in cash flow and valuation issues. Loan downgraded to substandard/non-performing, even though timely loan payments were made.	(175)	-	300
Q2 2010	7 NA	Current	Updated apprasisals were received indicating further deterioration in values. Timely loan payments continued to be made.	1,300	(400)	1,200
Q3 2010	7 NA	Current	Discussions and negotiations began regarding A/B note structure. Timely loan payments continued to be made.	-	(1,200)	-
Q4 2010	7 NA	Current	Charge-off was taken in anticipation of A/B note structure. Total loan was adequately secured by collateral. However, it was anticipated that the performing A note would be at an amount that was substantially less than the total outstanding amount. The anticpated portion that would be allocated to the B note was fully reserved and charged-off. Timely loan payments continued to be made.	7,900	(7,900)	-
Q1 2011	7	Current	A/B note structure completed. Borrower continued to make timely loan payments. The A note was upgraded to performing status due to the strong collateral position and long history of timely payments.	-	-	-
Q2 2011	7	Current	Loan payments continued to be made on a timely basis.	-	-	-

				Reserve Activity
Loan #5	Risk Rating	Past Due Status	Event	Provision	Charge-off	Reserve at the End of the Quarter

Loan A			Reserve prior to substandard classification.			175
Q1 2009	7	Current	Tentant issues on property began in Q1 2009. Downgraded to substandard. Timely loan payments continued to be made.	525		700
Q2 2009	7	Current	Timely Loan payments continued to be made.	-	-	700
Q3 2009	7	Current	Timely loan payments continued to be made.	-	-	700
Q4 2009	7	Current	Timely loan payments continued to be made.	-	-	700
Q1 2010	7 NA	Current	Loan downgraded to nonperforming due to the borrowers inability to amortize the debt. The land portion of the projects was charged-off as there were no plans for near term development. Timely loan payments continued to be made.	4,600	(2,200)	3,100
Q2 2010	7 NA	Current	Timely loan payments continued to be made.	650	-	3,750
Q3 2010	7 NA	Current	Negotiations began on a possible A/B note structure. Additional reserves were taken in anticipation of this.	2,050	(1,500)	4,300
Q4 2010	7 NA	Current	Timely loan payments continued to be made.	200	(200)	4,300
Q1 2011	7 NA	Current	Loan trasferred to held for sale at fair value.	1,300	(5,600)	-
Q2 2012			Loan was sold at a gain of $2.0 million.

Loan B			Reserve prior to substandard classification.			160
Q3 2009	7	Current	Loan downgraded to substandard. Timely loan payments continued to be made.	340	-	500
Q4 2009	7 NA	Current	Loan downgraded to nonperforming due to the borrowers potential inability to amortize the debt. Timely loan payments continued to be made.	200	-	700
Q1 2010	7 NA	Current	A current appraisal indicated further deterioration in values of the property. Timely loan payments continued to be made.	1,000	(1,700)	-
Q2 2010	7 NA	Current	Timely loan payments continued to be made.	-	-	-
Q3 2010	7 NA	> 90	Value declined due to bankruptcy of largest tenant.	1,150	(1,000)	150
Q4 2010	7 NA	> 90	Transferred to OREO. Property value was slightly higher than expected based on recent appraisal.	(350)	200	-

Loan C			Reserve prior to substandard classification.			160
Q2 2009	7 NA	Current	Loan downgraded to substandard and nonperforming due to the borrowers potential inability to service the debt. Timely loan payments continued to be made.	340	-	500
Q3 2009	7 NA	> 90		-	-	500
Q4 2009	7 NA	> 90	Appraisal indicated a higher value than anticipated.	(500)	-	-
Q1 2010	7 NA	> 90		-	-	-
Q2 2010	7 NA	> 90	Negotiated deed in lieu of foreclosure.	750	(750)	-
Q3 2010	7 NA	> 90	An updated appraisal indicated need for additional charge-off.	750	(750)	-
Q4 2010	7 NA	> 90	Transferred to OREO. New appraisal obtained.	400	(400)	-

The relationship described above as Loan 5 consists of three separate construction projects located throughout the Chicagoland area.  The properties began experiencing deterioration in vacancies and property values at different times, leading to fluctuations in the provision and required reserves for the relationship.

The following tables provide detail on the five largest charge-offs in 2009.

				Reserve Activity
Loan #1	Risk Rating	Past Due Status	Event	Provision	Charge-off	Reserve at the End of the Quarter
			Reserve prior to substandard classification.			270
Q4 2008	7 NA	Current	Borrower arrested for criminal fraud. Loan downgraded to substandard/non-performing. Company sale anticipated. Impairment was based on company valuation in sale.	3,630	-	3,900
Q1 2009	7 NA	> 90	A company sale was no longer an option and liquidation of assets was viewed as the best exit. Estimated liquidation values were based on preliminary bids for company assets.	2,700	(5,700)	900
Q2 2009	7 NA	> 90		(200)	(300)	400
Q3 2009	7 NA	> 90	Additional charge-offs were taken on the loan due to actual liquidation values being lower than expected.	2,200	(2,500)	100
Q4 2009	7 NA	> 90	Liquidation was completed.	1,000	(1,100)	-

				Reserve Activity
Loan #2	Risk Rating	Past Due Status	Event	Provision	Charge-off	Reserve at the End of the Quarter
			Reserve prior to substandard classification.		-	1,320
Q4 2007	7	Current	Project came to a standstill; only 20% of homes were under contract and pace of sales slowed. Downgraded to substandard. Timely loan payments were made.	2,430	-	3,750
Q1 2008	7	Current		-	-	3,750
Q2 2008	7 NA	Current	Even though borrower was current on payments, loan was downgraded to non-performing. Project valued based on discounted future cash flows of sales.	(1,950)	-	1,800
Q3 2008	7 NA	> 90		-	-	1,800
Q4 2008	7 NA	> 90		-	-	1,800
Q1 2009	7 NA	> 90		-	-	1,800
Q2 2009	7 NA	60- 89	Paced of unit sales slowed - discounted future cash flows adjusted to reflect a slower pace of sales resulting in lower valuation.	2,200	-	4,000
Q3 2009	7 NA	> 90	Project continued to have sales issues - repayment source changed to a bulk, discounted sale rather than future individual unit sales by borrower.	5,000	-	9,000
Q4 2009	7 NA	> 90		(100)	(8,900)	-
Q1 2010	7 NA	> 90	Lot values continued to decrease, and a smaller floor plan was being considered for unbuilt units. Pace of unit sales continued to be very slow.	2,400	(2,400)	-
Q2 2010	7 NA	> 90	The project value was updated quarterly. Valuations fluctuated slightly each quarter based on revised assumptions.	500	-	500
Q3 2010	7 NA	> 90		(500)	-	-
Q4 2010	7 NA	> 90		1,000	-	1,000
Q1 2011	7 NA	> 90		(400)	(600)	-
Q2 2011			Loan were sold in Q2 loan sale.	300	(300)

				Reserve Activity
Loan #3	Risk Rating	Past Due Status	Event	Provision	Charge-off	Reserve at the End of the Quarter
			Reserve prior to substandard classification.			75
Q4 2007	7	Current	Project began experiencing financial difficulties. Downgraded to substandard.	1,825		1,900
Q1 2008	7	Current	Timely loan payments continued to be made.	-		1,900
Q2 2008	7	Current	Timely loan payments continued to be made.	-		1,900
Q3 2008	7 NA	> 90	Downgraded to non-performing and impairment analysis performed.	1,700	-	3,600
Q4 2008	7 NA	> 90	The Company began winding down operations and liquidating all holdings. Real estate values dropped rapidly during 2008 and 2009 - appraisals were refreshed quarterly with the reduction in value evidenced by additional provisions.	1,500	-	5,100
Q1 2009	7 NA	> 90		3,600	-	8,700
Q2 2009	7 NA	> 90	Remaining property transferred to OREO. New appraisal was slightly higher than anticipated.	(300)	(8,400)	-

				Reserve Activity
Loan #4	Risk Rating	Past Due Status	Event	Provision	Charge-off	Reserve at the End of the Quarter
			Reserve prior to substandard classification.			25
Q2 2008	7	Current	Our C&I borrower was highly dependent on the health of the construction industry. Due to deterioration in the construction industry, the loan was downgraded to substandard. Timely loan payments continued to be made.	1,275		1,300
Q3 2008	7	Current	The construction industry continued to deteriorate. Timely loan payments continued to be made.	2,000	-	3,300
Q4 2008	7	Current		-	-	3,300
Q1 2009	7 NA	Current	Borrower ceased operations. Downgraded to non-performing. Timely loan payments continued to be made.	2,900	-	6,200
Q2 2009	7 NA	Current	Company assets were liquidated and additional reserves/charges are taken as collateral values fluctuated during the wind down period. A material portion of the collateral for this loan was construction equipment which continued to decline in value as construction projects around the country came to a halt.	(300)	-	5,900
Q3 2009	7 NA	> 90		1,200	(6,400)	700
Q4 2009	7 NA			800	(1,500)	-

				Reserve Activity
Loan #5	Risk Rating	Past Due Status	Event	Provision	Charge-off	Reserve at the End of the Quarter
			Reserve prior to substandard classification.			700
Q1 2009	7	Current	Downgraded to substandard - unit prices fell rapidly in deteriorating market. Timely loan payments continued to be made.	600		1,300
Q2 2009	7	Current	Timely loan payments continued to be made.	(400)	-	900
Q3 2009	7 NA	Current	Downgraded to non-performing. Timely loan payments continued to be made.	1,100	-	2,000
Q4 2009	7 NA	> 90	Despite substantial price cuts in unit sale prices, unit sales velocity continued to slow.	3,700	(5,700)	-
Q1 2010	7 NA	Current		-	-	-
Q2 2010	7 NA	60 - 89		1,100	-	1,100
Q3 2010			Property transferred to OREO and recent appraised value.	700	(1,800)	-

The following tables provide detail on the five largest non-performing loans as of December 31, 2010.

				Reserve Activity
Loan #1	Risk Rating	Past Due Status	Event	Provision	Charge-off	Reserve at the End of the Quarter
			Reserves prior to substandard classification.			550
Q3 2010	7 NA	Current	The Borrower began experiencing tenant issues and collateral deterioration in the properties securing the loan. Due to the continued deterioration in collateral values, and delay in being able to remove the substandard properties from the borrowing base, the loan was downgraded to substandard/non-performing. Timely loan payments continued to be made.	850	-	1,400
Q4 2010	7 NA	Current	Timely loan payments continued to be made and updated valuations reflected little deterioration in value.	(1,200)	-	200
Q1 2011	7 NA	Current	Timely loan payments continued to be made.	300	-	500
Q2 2011	7 NA	Current	An improvement in unit sales velocity and related valuation improvement indicated no expected loss if the collateral were liquidated.	(500)	-	-

See Loan #4 and Loan #2 above (five largest charge-offs in 2010) for detail on the second and third largest non-performing loans, respectively.

				Reserve Activity
Loan #4	Risk Rating	Past Due Status	Event	Provision	Charge-off	Reserve at the End of the Quarter
			Reserve prior to substandard classification.			460
Q4 2008	7	Current	Downgraded to substandard due to global financial issues of the borrower. Timely loan payments continued to be made.	1,290		1,750
Q1 2009	7 NA	Current	Timely loan payments continued to be made.	(550)	-	1,200
Q2 2009	7 NA	60 - 89		200	-	1,400
Q3 2009	7 NA	> 90	This relationship consists of three separate office and industrial construction projects in the south suburbs of Chicago. The properties began experiencing deterioration in vacancies and related cash flows impacting property values at various times, leading to the fluctuation in the reserve and charge-off amounts from mid 2009 to mid 2011.	1,100	-	2,500
Q4 2009	7 NA	> 90		800	(3,300)	-
Q1 2010	7 NA	> 90		-	-	-
Q2 2010	7 NA	> 90		2,800	(2,500)	300
Q3 2010	7 NA	> 90		-	-	300
Q4 2010	7 NA	> 90		1,900	(2,000)	200
Q1 2011	7 NA	> 90		700	(900)	-
Q2 2011	7 NA	> 90		1,100	-	1,100

				Reserve Activity
Loan #5	Risk Rating	Past Due Status	Event	Provision	Charge-off	Reserve at the End of the Quarter
			Reserve prior to substandard classification.			10
Q1 2009	7	Current	Downgraded to substandard. Timely loan payments continued to be made.	690		700
Q2 2009	7	Current	In the first quarter 2009 the Borrower violated various covenants under the loan agreement as a result of collateral deterioration due to the downturn in the real estate markets. Timely loan payments continued to be made.	-		700
Q3 2009	7	Current		-		700
Q4 2009	7	Current		-		700
Q1 2010	7	Current		-		700
Q2 2010	7	Current		-		700
Q3 2010	7 NA	Current	Continued deterioration in the macroecomic environment. Loan downgraded to non-performing and an impairment performed. Timely loan payments continued to be made.	(700)	-	-
Q4 2010	7 NA	Current	Timely loan payments continued to be made.	300	-	300
Q1 2011	7 NA	Current	Timely loan payments continued to be made.	200	-	500
Q2 2011	7 NA	Current	Slowing unit sales result in a slight decline in value. Timely loan payments continued to be made.	300	-	800

•
Based on your response it appears that significant impairments have relied heavily on recent appraisals.  Considering the rapid deterioration of collateral values in your market, please revise the future filings to discuss why obtaining annual appraisals is adequate.

Response:

We will revise future filings to discuss our policy of obtaining appraisals.  In future filings, we will include substantially the following disclosure:

“Our policy is to obtain an appraisal annually for each impaired loan.  We have an internal appraisal department that reviews and updates appraisals on a quarterly basis and works with our credit department in preparing our quarterly impairment analyses used in establishing appropriate specific reserves on our impaired loans.  Our appraisal department applies discounts to appraisals used in our impairment analyses, as needed, based on the age of the appraisal and location of the underlying property, comparisons to other similar properties with updated appraisals and valuation trends that they are observing in the Chicago area.”

•
Please revise future filings to discuss your policy for restructuring loans into A/B notes, to discuss how you subsequently account for and classify (e.g., non-accrual/accrual) the loans and to quantify the number and amounts of these loans in each period presented.

Response:

We will revise future filings to discuss our policy for restructuring loans into A/B notes, to discuss how we subsequently account for and classify (e.g., non-accrual/accrual) the loans.  In future filings, to the extent appropriate, we will include substantially the following disclosure:

“Periodically, the Company will restructure a note into two separate notes (A/B structure), charging off the entire B portion of the note.  The A note is structured with appropriate loan-to-value and cash flow coverage ratios that provide for a high likelihood of repayment.  The A note is classified as a non-performing note until the borrower has displayed a historical payment performance for a reasonable time prior to and subsequent to the restructuring.  A period of sustained repayment for at least six months generally is required to return the note to accrual status provided that management has determined that the performance is reasonably expected to continue.  The A note will be classified as a restructured note (either performing or non-performing) through the calendar year of the restructuring that the historical payment performance has been established.”

We will also revise future filings to quantify the number and amounts of A/B structured notes.

Financial Statements

Note 2. Business Combinations, 87

5.
Please refer to your response to comment 10 of our June 6, 2011 letter and revise future filings to discuss the certain pre-established credit performance threshold that would result in triggering the claw-back mechanism and to disclose the amount(s) of the related liabilities.  If you believe this information it not material, please include it in your response letter for our consideration.

Response:

In future filings, we will include substantially the following disclosure:

“Our loss share agreements on the Benchmark, Broadway and New Century transactions include a clawback mechanism whereby if credit performance is better than certain pre-established thresholds, then a portion of the monetary benefit is shared with the FDIC.  The pre-established thresholds for credit losses are $39 million, $308 million, and $154 million for the Benchmark, Broadway, and New Century transactions, respectively.  Each loss share agreement requires that this monetary benefit be paid to the FDIC shortly after the expiration of the loss share agreement, which occurs ten years after each bank’s closing.

At the purchase date, our internal estimates expected credit performance to be better than the thresholds set by the FDIC for the Benchmark, Broadway, and New Century transactions; therefore, a separate clawback liability was booked for each of these three transactions.  At June 30, 2011, the amounts of the clawback liabilities were $2.3 million, $7.1 million, and $3.4 million for the Benchmark, Broadway, and New Century transactions, respectively.

From the finalization of purchase accounting to this point, there have not been significant adjustments to cash flow estimates (expected credit performance) on these transactions; therefore, we have not adjusted the clawback liabilities.  Cash flow estimates on these transactions are reviewed quarterly, and we expect to make changes to the clawback liabilities as the loan workouts progress and projections are revised.  Any future adjustments to the clawback liabilities will be reflected in other income or other expense.”

Certain Relationships, Related Transactions and Director Independence, page 131
Certain Transactions, page 45 of proxy statement on Schedule 14A

6.
We note the disclosure under “Transactions” that loans were made to insiders on substantially the same terms as those prevailing at the time for comparable transactions with other persons.  Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Refer to Instructions 4(c) to Item 404(a) of Regulation S-K.

Response:

On page 46 of the current year proxy statement on Schedule 14A, in the first paragraph under “Certain Transactions—Transactions,” we state the following, per Instruction (c) to Item 404(a) of Regulation S-K:

“Our directors and executive officers and their affiliates are customers of and have had transactions with the Bank.  Additional transactions may be expected to take place in the future.  All outstanding loans, commitments to make loans, transactions in repurchase agreements and certificates of deposit and other depository relationships were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.”

We confirm that the above statement is accurate and, to the extent appropriate, will make substantially the same disclosure in future filings.

Form 10-Q for period June 30, 2011
Results of Operations
Second Quarter Results, page 38

7.	We note your disclosures regarding the sale of certain performing, sub-performing and non-performing loans. Please address the following:

•
Please revise future filings to disclose when management decided to sell these loans and when the loans were reclassified to held for sale.  Your revisions should clarify the timing of this sale such that no gains or loss on the sale appears to be reflected in your income statement.

•
It appears you have included the cash-inflows for this sale in the operating section of the statements of cash flows, while the original cash outflow was disclosed in the investing section.  ASC 230-10-45-12e states that if loans were acquired as investments, cash receipts from sales of those loans should be classified as investing cash flows regardless of a change in purpose for holding those loans.  If our observation is correct, please revise future filings to include the related cash inflows in the investing section.

Response:

In future filings, we will include substantially the following disclosure:

“During May of 2011, the Company began marketing certain loans for sale to third parties.  Loan pools were finalized after receipt of loan bids in June 2011, and were transferred to loans held for sale at that time.  Charge-offs were taken when the loans were transferred to loans held for sale in June 2011.  The sale was completed on June 30, 2011.”

We will include the cash inflows from the loan sale in investing activities on the statement of cash flows in future filings.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (847) 653-1991.

Very truly yours,

/s/ Jill E. York
Jill E. York
Chief Financial Officer and Vice President